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CUSIP No. 922-57T-202                  13D                     Page 1 of 5 Pages


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 5)

                          VELOCITY EXPRESS CORPORATION
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                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.004 PER SHARE
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                         (Title of Class of Securities)


                                   922-57T-202
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                                 (CUSIP Number)


                              WESLEY C. FREDENBURG

                                    Secretary
                              Four Paramount Plaza
                          7803 Glenroy Road, Suite 200
                          Bloomington, Minnesota 55439
                                 (612) 492-2400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                    COPY TO:
                                    EUNU CHUN
                              Kirkland & Ellis LLP
                              153 East 53rd Street
                          New York, New York 10022-4675
                                 (212) 446-4800


                                OCTOBER 24, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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CUSIP No. 922-57T-202                 13D                      Page 2 of 5 Pages


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1     NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      (ENTITIES ONLY)

             Blue Star I, LLC
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
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3     SEC USE ONLY

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4     SOURCE OF FUNDS*

             OO
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(D) OR 2(E)                                                     [ ]

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
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   NUMBER OF             7      SOLE VOTING POWER

    SHARES
                         -------------------------------------------------------
 BENEFICIALLY            8     SHARED VOTING POWER

   OWNED BY                           415,742 (See Item 5)
                         -------------------------------------------------------
     EACH                9     SOLE DISPOSITIVE POWER

   REPORTING
                         -------------------------------------------------------
    PERSON               10    SHARED DISPOSITIVE POWER

     WITH                             415,742 (See Item 5)
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             415,742  (See Item 5)
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [ ]
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             7.1%
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14    TYPE OF REPORTING PERSON*

             OO
--------------------------------------------------------------------------------


* SEE INSTRUCTIONS.
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      ITEM 1. SECURITY AND ISSUER

      This Amendment No. 5 to Schedule 13D dated November 4, 2003 (the "Amendment"), amends Amendment No. 4, dated October 30, 2003 ("Amendment No. 4"), Amendment No. 3, dated October 22, 2003, Amendment No. 2 dated October 7, 2003, Amendment No. 1 to Schedule 13D dated November 14, 2002, and Schedule 13D dated September 4, 2002 ("Schedule 13D"). The class of equity security to which this Amendment relates is the common stock, par value $.004 per share (the "Common Stock"), of Velocity Express Corporation, a Delaware corporation (the "Issuer"). The name and address of the principal executive offices of the Issuer are Four Paramount Plaza, 7803 Glenroy Road, Suite 200, Bloomington, Minnesota 55439.

      Items 1 through 14 set forth on each of the cover pages to Amendment No. 4 are hereby incorporated by reference herein, other than with respect to the cover page for Blue Star I, LLC which has been amended hereby to replace "4.6%" in item 13 of such cover page with "7.1%".

      ITEM 4. PURPOSE OF TRANSACTION.

      ISSUANCE OF SERIES I PREFERRED STOCK

      The fourth sentence of the first paragraph of Item 4 set forth in Amendment No. 4 is hereby amended to replace the dollar amount of "$3,554,435" included in such sentence which previously read "THLPV provided consideration of $3,000,000 on October 20, 2003 and $3,554,435 on October 24 2003 to the Issuer
as consideration for the full purchase price of the Series I Preferred Stock" with the following: "$5,331,652".

      The second to last sentence of the first paragraph of Item 4 set forth in amendment No. 4 is hereby amended to replace the parenthetical at the end of such sentence which previously read "(less any amounts invested by other purchasers of Series I Preferred Stock and less the $2,469,623.33 invested by THLPV as of October 24, 2003)" with the following: "(less any amounts invested by other purchasers of Series I Preferred Stock less the $3,000,000 invested by THLPV as of October 23, 2003)."

                                Page 3 of 5 Pages
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                                   SIGNATURES

      After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 4, 2003

                               TH LEE PUTNAM VENTURES, L.P.

                               By:      TH Lee Putnam Fund Advisors, L.P.,
                                        its general partner

                               By:      TH Lee Putnam Fund Advisors, LLC,
                                        its general partner


                               By:    /s/ James Brown
                                      ------------------------------------------
                                      Name: James Brown
                                      Title:  Managing Director


                               TH LEE PUTNAM PARALLEL VENTURES, L.P.

                               By:      TH Lee Putnam Fund Advisors, L.P.,
                                        its general partner

                               By:      TH Lee Putnam Fund Advisors, LLC,
                                        its general partner


                               By:    /s/ James Brown
                                      ------------------------------------------
                                      Name: James Brown
                                      Title:  Managing Director


                               TH LEE PUTNAM FUND ADVISORS, L.P.

                               By: TH Lee Putnam Fund Advisors, LLC, its general partner

                               By:    /s/ James Brown
                                      ------------------------------------------
                                      Name: James Brown
                                      Title:  Managing Director


                               TH LEE PUTNAM FUND ADVISORS, LLC

                               By:    /s/ James Brown
                                      ------------------------------------------
                                      Name: James Brown
                                      Title:  Managing Director


                               Page 4 of 5 Pages
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                               TH LEE GLOBAL INTERNET MANAGERS, L.P.

                               By:      TH Lee Global Internet Advisors, LLC

                               By:    /s/ James Brown
                                      ------------------------------------------
                                      Name: James Brown
                                      Title:  Managing Director


                               TH LEE GLOBAL INTERNET ADVISORS, LLC

                               By:    /s/ James Brown
                                      ------------------------------------------
                                      Name: James Brown
                                      Title:  Managing Director


                               THL COINVESTMENT PARTNERS, LLC

                               By: TH Lee Putnam Fund Advisors, L.P., its general partner

                               By: TH Lee Putnam Fund Advisors, LLC, its general partner

                               By:    /s/ James Brown
                                      ------------------------------------------
                                      Name: James Brown
                                      Title:  Managing Director


                               BLUE STAR I, LLC

                               By:    /s/ Thomas H. Lee
                                      ------------------------------------------
                                      Name:  Thomas H. Lee
                                      Title:  Managing Member



                                Page 5 of 5 Pages